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Tiffany Yam

Partner at Salt Partners Group

San Francisco Bay Area · 440 connections · Contact info

Salt Partners Group

 Duke University

Experience

Partner
Salt Partners Group
Dec 2014 – Present · 4 yrs 9 mos
San Francisco Bay Area

Restaurants, bars, everything F&B

 **Associate**
TPG Global
Aug 2012 – Aug 2014 · 2 yrs 1 mo

Analyst
Citi
Jun 2009 – Jul 2012 · 3 yrs 2 mos

Education

 **Duke University**
Bachelor's degree, Computer Science
2005 – 2009

Interests

TPG Global
54,368 followers

Duke Alumni Association - North...
324 members

Duke University
188,032 followers



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